Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports First Quarter 2019 Results

HOLON, ISRAEL, May 20, 2019 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today reported financial results for the first quarter ended March 31, 2019.

“2019 continues to be marked by strong execution and we anticipate reaching additional important milestones in the second half of the year,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “Patient recruitment and site engagement in our Phase 1 study for COM701 are progressing as planned, and we now have 10 leading sites participating in our study. Enrollment in the monotherapy dose escalation arm is expected to be completed by the end of the third quarter, clearing the way for us to begin enrolling patients in the monotherapy expansion cohorts later this year. In addition, based on the progress made in the COM701 monotherapy dose escalation arm, we are confident in moving forward with the combination dose escalation arm of the study for which we expect to complete enrollment this year.”

“In parallel, we are also advancing our earlier stage pipeline focused on first-in-class molecules modulating immuno-suppressive cells in the tumor microenvironment, mainly cells from the myeloid lineage, as well as pursuing discovery efforts targeted at identifying proteins and pathways which are involved in immune resistance mechanisms to PD-1 therapies. Our goal is to generate a sustainable pipeline to ensure we have high potential first-in-class assets in addition to COM701, both for internal development as well as for additional partnering opportunities.”

Recent Corporate Highlights

•
Dosed first patient in the combination arm of Phase 1 study, combining escalating doses of COM701 with a fixed dose of Opdivo® (nivolumab) in patients with advanced solid tumors. Combination arms of the study are conducted under the clinical collaboration agreement signed with Bristol-Myers Squibb in October 2018.

•
Presented trial-in-progress posters at the ASCO-SITC Clinical Immuno-Oncology Symposium in January and the 2019 AACR annual meeting in April. At AACR, the Company reported that the fifth dose level patient cohort of COM701 monotherapy has been completed and that no dose-limiting toxicities were found. Clinical and laboratory assessment for safety and tolerability are ongoing for this and earlier dose level patient cohorts.

•
Awarded by the U.S. Patent and Trademark Office U.S. Patent No. 10,213,505, which covers the composition comprising the COM701 and the backup antibodies and U.S. Patent No. 10,227,408, which covers composition comprising an anti-PVRIG antibody having CDRs of COM701 and backup antibodies.

•	Published two peer-reviewed papers in Cancer Immunology Research demonstrating the role of PVRIG as a novel immune checkpoint target for cancer immunotherapy.

Financial Results
Revenues for the first quarter of 2019 were $0, compared with $10 million in the comparable period of 2018. The revenues for the first quarter of 2018 reflect the upfront payment of $10 million from the license agreement with MedImmune/AstraZeneca.

R&D expenses for the first quarter ended March 31, 2019 were $6.3 million, compared with $7.1 million for the comparable period in 2018. The decrease in R&D expenses is attributed to the cost reduction measures announced by the Company during the first quarter of 2019. Further reduction in expenses will be reflected over the course of 2019.

Net loss for the first quarter of 2019 was $8.4 million, or $0.14 per basic and diluted share, compared with a net income of $0.1 million, or $0.0 per basic and diluted share, in the comparable period of 2018.

As of March 31, 2019, cash, cash related accounts, short-term and long-term bank deposits totaled $38.2 million, compared with $45.7 million at December 31, 2018. During the three months ended March 31, 2019, the Company sold approximately 961,000 ordinary shares under its "at-the-market" (ATM) facility pursuant to a sales agreement entered into with Cantor Fitzgerald & Co. in May 2018 for aggregate proceeds of $3.4 million, net of commissions to Cantor and expenses related to the offering.  The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its first quarter 2019 results today, May 20, 2019, at 8:30 a.m. ET. To access the live conference call by telephone, please dial 1-888-668-9141 from the U.S., or +972-3-918-0687 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

(Tables to follow)
About Compugen
Compugen is a clinical-stage, therapeutic discovery and development company utilizing its broadly applicable computational discovery platforms to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered computationally, including T cell immune checkpoints and other early-stage immuno-oncology programs focused largely on myeloid targets. Compugen’s business model is to enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with facilities in South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including statements regarding the potential benefits and consequences from our corporate restructuring and anticipated cash expenditures and savings. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of drug target candidates and their related therapeutic product candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended
	March 31,
	2019	2018
	Unaudited	Unaudited

Revenues	-	10,000
Cost of revenues	-	350
Gross profit	-	9,650

Operating expenses
Research and development expenses, net	6,335	7,068
Marketing and business development expenses	213	378
General and administrative expenses	1,966	2,089
Total operating expenses	8,514	9,535

Operating income (loss)	(8,514)	115
Financing and other income (expenses), net	106	(11)

Income (loss) before taxes on income	(8,408)	104
Taxes on income	-	-
Net income (loss)	(8,408)	104

Basic and diluted net income (loss) per ordinary share	(0.14)	0.00
Weighted average number of ordinary shares used in computing basic net income (loss) per share	60,016,734	51,782,470
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	60,016,734	51,975,785

COMPUGEN LTD. CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2019	2018
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	38,154	45,675
Other accounts receivable and prepaid expenses	1,528	903
Total current assets	39,682	46,578

Non-current assets
Long-term prepaid expenses	779	776
Severance pay fund	2,585	2,454
Right to use Asset	4,758	-
Property and equipment, net	3,081	3,372
Total non-current assets	11,203	6,602

Total assets	50,885	53,180

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	5,571	8,900
Current maturity of lease liability	1,142	-
Short term deferred participation in R&D expenses	1,053	1,089
Total current liabilities	7,766	9,989

Non-current liabilities
Long term deferred participation in R&D expenses	2,936	3,003
Lease of premises and vehicles - long term	3,799	-
Accrued severance pay	3,103	2,945
Total non-current liabilities	9,838	5,948

Total shareholders' equity	33,281	37,243
Total liabilities and shareholders' equity	50,885	53,180